EXHIBIT 12
Ratio of Earnings to Fixed Charges
($ in thousands)

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings:

Loss from continuing operations	(16,940)	(33,286)	(121,610)	(52,063)	(50,700)	(111,526)	(129,394)
Income tax (benefit) expense	(9,181)	(10,639)	(25,593)	3,635	845	(52,177)	(36,644)
Minority interests in income of subsidiaries	4,533	4,476	9,755	4,867	6,541	6,521	5,517
Loss from investment in joint venture	—	—	—	—	—	184,381	69,181

Pre tax income before adjustment from minority interests in income of subsidiaries	(21,588)	(39,449)	(137,448)	(43,561)	(43,314)	27,199	(91,340)
Minority interests in income of subsidiaries	(4,533)	(4,476)	(9,755)	(4,867)	(6,541)	(6,521)	(5,517)
Rental interest factor, which is 1/3 of rental expense	11,078	8,523	18,832	14,688	10,508	12,863	8,370
Dividends on mandatorily redeemable preferred stock	709	15,927	22,552	32,075	30,568	—	—
Interest expense	114,821	122,000	243,002	219,658	138,148	108,331	129,154

Earnings	100,487	102,525	137,183	217,993	129,369	141,872	40,667

Fixed Charges:
Interest expense	114,821	122,000	243,002	219,658	138,148	108,331	129,154
Dividends on mandatorily redeemable preferred stock	709	15,927	22,552	32,075	30,568	—	—
Rental interest factor, which is 1/3 of rental expense	11,078	8,523	18,832	14,688	10,508	12,863	8,370

Total fixed charges	126,608	146,450	284,386	266,421	179,224	121,194	137,524

Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	1.2	n/a
Deficiency	26,121	43,925	147,203	48,428	49,855	—	96,857